Invesco Capital Markets, Inc.
                               11 Greenway Plaza
                           Houston, Texas 77046-1173

February 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Invesco Unit Trusts, Series 2027
         Registration Statement on Form S-6
         File No. 333-236052
         Application for Withdrawal of Registration Statement
         ----------------------------------------------------


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Unit Trusts, Series 2027 (the "Registrant") hereby respectfully requests the withdrawal of the above-mentioned Registration Statement on Form S-6, relating to the offering of shares of the Dividend Sustainability Buy-Write Portfolio 2020-1, a new series of the Registrant, as filed with the U.S. Securities and Exchange Commission (the "SEC") via EDGAR on January 24, 2020 (Accession No. 0001528621-20-000178) (the "Registration Statement").

The Registrant is requesting the withdrawal of the Registration Statement because it was inadvertently filed under the form type "S-6" when it should have been filed under the form type "S-6/A." Upon identification of the filing error, the Registrant promptly re-filed the Registration Statement under the correct form type with the SEC via EDGAR on January 24, 2020 (Accession No. 0001528621-20-000179).

The Registration Statement has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the Registration Statement. This filing relates solely to the Registration Statement. No information contained herein is intended to amend, supersede, or affect any other filings relating to the Trust.

If you have any questions regarding this filing, please contact Philip K.W. Smith at (202) 739-5503.

Very truly yours,

INVESCO UNIT TRUSTS, SERIES 2027
(Registrant)

By:  INVESCO CAPITAL MARKETS, INC.
(Depositor)


/s/ John F. Tierney
-------------------
Name:    John F. Tierney
Title:   Vice President